Exhibit 99.1

Envigado, May 23, 2025

NOTICE TO HOLDERS OF BRAZILIAN DEPOSITARY RECEIPTS (BDRS)

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company” or “Éxito”), hereby informs the holders of its Level II sponsored Brazilian Depositary Receipts (“BDRs”), backed by common shares issued by the Company (“Shares”), that, further to the notice released on April 17, 2025 (the “Initial Notice”), and within the scope of the delisting of the Company’s BDR program (the “Discontinuation of the BDR Program”), the following.

As of May 22, 2025, the definition period during which the BDRs holders could express their preference to retain the underlying Shares has expired, coinciding with the last trading day of the BDRs on B3 S.A. – Brasil, Bolsa, Balcão (“B3”). Therefore, in order to initiate the Sale Procedure indicated in item 3.2 of the Initial Notice, the Company informs that the reference redemption value per BDR subject to such procedure is COP$8,980.00, which corresponds to the closing price of the Company’s ordinary shares on the Colombian Stock Exchange (“BVC”) on this date of COP$2,245 multiplied by 4 Shares corresponding to 1 BDR (“Reference Value in COP”). The Reference Value in COP was subsequently converted into United States dollars (USD) at the closing USD/COP exchange rate of $4,169.47 which corresponded to US$2,15, and subsequently into the national currency (BRL) at the closing USD/BRL exchange rate of $5.639 which corresponded to R$12.15, all values calculated as of May 22, 2025, which constitutes the reference value for the Sale Procedure (“Reference Value for the Sale Procedure”).

THE REFERENCE VALUE FOR THE SALE PROCEDURE IS MERELY A PROVISION, AND THE AVERAGE SALE PRICE PER SHARE, WHICH WILL BE TIMELY DISCLOSED TO THE MARKET, MAY BE HIGHER, LOWER, OR EQUAL TO THE CURRENTLY PROVISIONED AMOUNT, AND WILL ALSO BE DEDUCTED OF APPLICABLE COSTS AND TAXES.

Pursuant to the Initial Notice, the sale procedure is scheduled to commence on May 27, 2025, and the sale of Shares on the BVC may occur on one or more subsequent trading days, within a period of ninety (90) days. The final sale price of each Share to be paid to the BDR holders will correspond to the average sale price per Share obtained throughout the entire period, net of any applicable costs and taxes, in accordance with the applicable legislation.

The Company, Itaú Unibanco S.A., as the depositary institution for the BDRs, and any intermediary institution(s) responsible for executing the sale of the Shares on the BVC, will not assume any obligation towards the BDR holders to sell the Shares at any specific value, nor shall they be liable to indemnify such BDR holders for any loss, damage or liability that may arise as a result of the sale procedure.

The Company will keep the market, its shareholders, and BDRs holders duly informed throughout the course of the Discontinuation of the BDR Program.

São Paulo, May 23, 2025.

pp. Antoine Paul Andre Reymondon

Important Notice Regarding Forward-Looking Statements:

This document contains forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forwardlooking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.